Filed by National Penn Bancshares, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: KNBT Bancorp, Inc.
Commission File No.: 333-146617

PRESS RELEASE
NATIONAL PENN CONTACTS:	KNBT CONTACTS:

Media:	Media:
Catharine Bower	Deborah Goldsmith
610.369.6618	610.807.5813
csbower@natpennbank.com	deborah.goldsmith@knbt.com

Investors:	Investors:
Michelle Debkowski	Eugene T. Sobol
610.369.6461	610.807.5888
mhdebkowski@natpennbank.com	gene.sobol@knbt.com

NATIONAL PENN BANCSHARES, INC. AND KNBT BANCORP
RECEIVE REGULATORY APPROVAL TO MERGE

BOYERTOWN and BETHLEHEM, Pa., December 21, 2007 – National Penn Bancshares, Inc. (Nasdaq: NPBC), the parent company of National Penn Bank, and KNBT Bancorp, Inc. (Nasdaq: KNBT), the parent company of Keystone Nazareth Bank & Trust Company, announced today that the Office of the Comptroller of the Currency has approved the pending merger of Keystone Nazareth Bank & Trust Company with and into National Penn Bank.

Both National Penn and KNBT shareholders approved the parent company merger at separate shareholders’ meetings held on December 17, 2007.  Subject to satisfaction of other customary closing conditions, closing of the parent company merger is expected to occur on February 1, 2008, and closing of the merger of the two banks is expected to occur on February 2, 2008.

Upon final approvals and completion of the mergers, the new company will create the 5th largest Pennsylvania-based bank holding company based on total assets.

About National Penn Bancshares, Inc.:

National Penn Bancshares, Inc. is a $5.76 billion asset financial services company operating 81 community offices in Pennsylvania through National Penn Bank and its FirstService Bank, HomeTowne Heritage Bank, Nittany Bank and Peoples Bank of Oxford divisions.  The Peoples Bank of Oxford Division also operates one community office in Cecil County, Maryland.

National Penn's financial services affiliates consist of National Penn Investors Trust Company; National Penn Capital Advisors, Inc.; Vantage Investment Advisors, LLC; National Penn Insurance Agency, Inc.; and National Penn Leasing Company.

National Penn Bancshares, Inc. common stock is traded on the Nasdaq Stock Market under the symbol "NPBC.”  Additional information about the National Penn family is available on the company's Web site at www.nationalpennbancshares.com.

About KNBT Bancorp, Inc.:

KNBT Bancorp, Inc. is a $2.9 billion asset financial services company and is the parent bank holding company for Keystone Nazareth Bank & Trust Company.  Keystone Nazareth Bank & Trust Company is a Pennsylvania-chartered savings bank headquartered in Bethlehem, Pennsylvania, with 56 branch offices in Lehigh, Northampton, Carbon, Monroe, Luzerne and Schuylkill Counties, Pennsylvania.

KNBT Bancorp, Inc. common stock is traded on the Nasdaq stock market under the symbol “KNBT.”  Additional information about the company is available on the company’s Web site at www.knbt.com.

Cautionary Statement Regarding Forward-Looking Information:

This release contains forward-looking information about National Penn Bancshares, Inc., KNBT Bancorp, Inc. and the combined operations of National Penn Bancshares, Inc. and KNBT Bancorp, Inc. after the completion of the transactions described in the release that are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts.  These statements can be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “will,” “should,” “project,” “plan,” “seek,” “intend,” or “anticipate”' or the negative thereof or comparable terminology, and include discussions of strategy, financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, expectations or consequences of the transactions, and statements about the future performance, operations, products and services of the companies and their subsidiaries. National Penn Bancshares and KNBT Bancorp caution readers not to place undue reliance on these statements.

National Penn Bancshares’ and KNBT Bancorp’s businesses and operations, as well as their combined business and operations following the completion of the transactions described in this release, are and will be subject to a variety of risks, uncertainties and other factors.  Consequently, their actual results and experience may materially differ from those contained in any forward-looking statements.  Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following:  ineffectiveness of their business strategy due to changes in current or future market conditions; the effects of competition, and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products and services; interest rate movements; inability to achieve merger-related synergies; difficulties in integrating distinct business operations, including information technology difficulties; disruption from the transaction making it more difficult to maintain relationships with customers and employees, and challenges in establishing and maintaining operations in new markets; volatilities in the securities markets; and deteriorating economic conditions. The foregoing review of important factors should be read in conjunction with the other cautionary statements that are included in each of National Penn Bancshares’ and KNBT Bancorp’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006.  See “Additional Information About This Transaction” below.  Neither National Penn Bancshares nor KNBT Bancorp makes any commitment to revise or update any forward-looking statements in order to reflect events or circumstances occurring or existing after the date any forward-looking statement is made.

Additional Information About the National Penn/KNBT Transaction:

National Penn Bancshares has filed a registration statement on Form S-4 in connection with the transaction, and National Penn Bancshares and KNBT Bancorp have mailed a joint proxy statement/prospectus to their respective shareholders in connection with the transaction.  Shareholders and investors are urged to read the joint proxy statement/prospectus because it contains important information about National Penn Bancshares, KNBT Bancorp and the transaction.  You may obtain a free copy of the proxy statement/prospectus as well as other filings containing information about National Penn Bancshares at the SEC’s Web site at www.sec.gov.  A free copy of the proxy statement/prospectus, and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus, may also be obtained from National Penn Bancshares or KNBT Bancorp, by directing the request to either of the following persons:

Ms. Sandra L. Spayd	Mr. Eugene Sobol
Corporate Secretary	Senior Executive Vice President and CFO
National Penn Bancshares, Inc.	KNBT Bancorp, Inc.
Philadelphia and Reading Avenues	90 Highland Avenue
Boyertown, PA 19512	Bethlehem, PA 18017
(610) 369-6202	(610) 807-5888

Additional Information About the National Penn/Christiana Transaction:

National Penn has filed a registration statement on Form S-4 in connection with the transaction, and together with Christiana, has mailed a proxy statement/prospectus to Christiana stockholders in connection with the transaction.  Stockholders are urged to read the proxy statement/prospectus because it contains important information.  You may obtain a free copy of the proxy statement/prospectus as well as other filings containing information about National Penn at the SEC's Web site at www.sec.gov.  A free copy of the proxy statement/prospectus, and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus, may also be obtained from National Penn or Christiana, by directing the request to either of the following persons:

Ms. Sandra L. Spayd	Mr. Chris J. Cusatis
Corporate Secretary National Penn Bancshares, Inc.	Senior Vice President and Chief Financial Officer Christiana Bank & Trust Company
Philadelphia and Reading Avenues	3801 Kennett Pike
Boyertown, PA 19512	Greenville, DE 19807
(610) 369-6202	(302) 888-7730

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